

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 21, 2020

Robert Roche
Vice President and Chief Financial Officer
CARLISLE COMPANIES INC
16430 North Scottsdale Road
Suite 400
Scottsdale, Arizona 85254

> **Re: CARLISLE COMPANIES INC**
> **Form 10-K for Fiscal Year Ended December 31, 2019**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2020**
> **File No. 1-09278**

Dear Mr. Roche:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing